EXHIBIT 10.5

 [*] – Certain information in this document identified by brackets has been omitted because it is both (1) not material and (2) would be competitively harmful if publically disclosed.

SUPPLY AGREEMENT

by and among

FERRING INTERNATIONAL CENTER S.A.

and

BIO X CELL, INC.

and

INVO BIOSCIENCE, INC.

Dated as of November 12, 2018

-i-

SUPPLY AGREEMENT

THIS SUPPLY AGREEMENT is made on November 12, 2018 (the “Effective Date”) by and among:

1)	INVO Bioscience, Inc., a corporation organized and existing under the laws of Nevada, with offices located at 407 R Mystic Avenue, Suite 34C, Medford, MA 02155 (“INVO”);

2)

Bio X Cell, Inc., a corporation organized and existing under the laws of Massachusetts, with offices located at 407 R Mystic Avenue, Suite 34C, Medford, MA 02155 (“Bio X Cell,” and, together with INVO, the “Supplier”);

and

3)

Ferring International Center S.A., a corporation organized and existing under the laws of Switzerland, whose principal place of business is located at Chemin de la Vergognausaz 50, 1162 St-Prex, Switzerland (hereinafter, the “Purchaser”)

each individually referred to as a “Party” and collectively as the “Parties”.

WHEREAS, Purchaser and its Affiliates are active in the development, manufacture, registration and commercialization of pharmaceutical products;

WHEREAS, Supplier has expertise in the manufacture and supply of the Product (as defined below); and

WHEREAS, Purchaser desires Supplier to supply, and Supplier desires to supply Purchaser, the Product under the terms and conditions of this Agreement, and entry into this Agreement is a condition for the Parties closing the transactions contemplated by the Distribution Agreement dated as of November 12, 2018 (the “Distribution Agreement”);

NOW, THEREFORE, in consideration of the mutual covenants and obligations contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

Article 1
Definitions

For purposes of this Agreement, the terms defined in this Article shall have the respective meanings set forth below:

1.1

“Affiliate” shall mean, with respect to any Party, any person, firm, trust, corporation or other entity or combination thereof which directly or indirectly (i) controls a Party, (ii) is controlled by a Party, or (iii) is under common control with said Party; it being understood that the terms “control” and “controlled” for purposes of this definition of “Affiliate” mean ownership of more than fifty percent (50%), including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such person, firm, trust, corporation or other entity or combination thereof or the power to direct the management of such person, firm, trust, corporation or other entity or combination thereof.

1.2	“Agreement” shall mean this Supply Agreement and the Appendices hereto.

1.3	“Applicable Laws” shall mean all applicable common law, statutes, ordinances, rules, regulations, guidances and orders of any Governmental Authority.

1.4	“Binding Forecast” shall have the meaning set forth in Section 3.1.

1.5	“Business Day” shall mean any day that is not a Saturday, a Sunday, or other day on which banks are required or authorized by Applicable Law to be closed in the City of New York.

1.6	“Capped Amount” shall have the meaning set forth in Section 3.1.

1.7	“Certificate of Analysis” shall mean a certificate of analysis that certifies that a given quantity of the Product meets the release specifications.

1.8	“Claim” shall have the meaning set forth in Section 13.2(a).

1.9

“Commercialization” shall mean any and all activities of marketing, promoting, distributing, offering for sale or selling the Product, including, for example, marketing, branding, pricing, distribution, sales, obtaining health insurance reimbursement coverage, market research, business analytics, pharmacovigilance and medical affairs activities, pre-commercial launch market development activities conducted in anticipation of Regulatory Approval to sell or market the Product, seeking pricing and reimbursement approvals for the Product (if applicable), preparing advertising and promotional materials, sales force training, and all interactions and correspondence with a Regulatory Authority regarding post-Regulatory Approval clinical trials. When used as a verb, “Commercialize” means to engage in Commercialization.

1.10

“Damages” means all claims, threatened claims, damages, losses, suits, proceedings, liabilities, costs (including reasonable legal expenses, costs of litigation and reasonable attorney’s fees), or judgments, whether for money or equitable relief, of any kind and is limited to matters asserted by Third Parties against a Party.

1.11	“Delivery Date” shall have the meaning set forth in Section 3.3.

1.12	“Delivery Point” shall mean the single place of delivery of the Product shipment to Purchaser pursuant to this Agreement, which location is designated by Purchaser in writing.

1.13	“Development” shall mean all activities related to research, preclinical testing, clinical development efforts, test method development and stability testing,

assay development, toxicology, formulation, process development, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, clinical pharmacology, clinical studies (including clinical trials) and clinical study regulatory activities, seeking Regulatory Approval and otherwise handling regulatory affairs, statistical analysis and report writing with respect to the Product. Development shall not include Manufacturing or Commercialization. When used as a verb, “Develop” means to engage in Development.

1.14	“Distribution Agreement” shall have the meaning set forth in the Recitals.

1.15	“Effective Date” shall have the meaning set forth in the Recitals.

1.16	“Facilities” shall mean the facilities of the Third Party Manufacturers where the Product is Manufactured.

1.17	“FDA” shall mean the United States Food and Drug Administration (or any successor agency having the administrative authority to grant Regulatory Approval in the United States).

1.18	“Force Majeure” shall have the meaning set forth in Section 15.1.

1.19	“Forecast” shall have the meaning set forth in Section 3.1.

1.20

“Good Manufacturing Practices” or “GMP” shall mean all applicable then-current standards relating to manufacturing practices for fine chemicals, intermediates, bulk products and/or finished pharmaceutical products, including (a) all applicable requirements detailed in the FDA’s current Good Manufacturing Practices regulations, U.S. 21 C.F.R. Parts 210 and 211 as may be amended and/or updated from time to time, and (b) all Applicable Laws promulgated by any Governmental Authority having jurisdiction over the Manufacture of the Product, as applicable.

1.21

“Governmental Authority” shall mean the government entity having authority over the manufacturing, marketing, selling, pricing, reimbursement, testing, investigating or regulating of the Product, and all states or other political subdivisions thereof and supranational bodies applicable thereto, including, if applicable, the European Union, and all agencies, commissions, officials, courts or other instrumentalities of the foregoing.

1.22

“Intellectual Property Rights” shall mean patents, trademarks, service marks, trade names, design rights, copyrights (including rights in computer software), rights in know-how and any other intellectual property rights, including product specifications.

1.23

“Label” shall mean the approved display of written, printed or graphic matter either (a) on the immediate container, packaging or wrapper of an article or (b) inside a container, package or wrapper so long as it is easily legible through the outside container or wrapper.

1.24

“Manufacture” or “Manufacturing” shall mean all operations necessary or appropriate to make, sterilize, test, release, package, store, Label, supply, and ship the Product, in accordance with applicable packaging, controls industry standards, GMPs, Applicable Laws, and Specifications.

1.25	“Party” and “Parties” shall have the meaning set forth in the Recitals.

1.26

“Product” shall mean Supplier’s proprietary intravaginal culture device known as INVOcell, together with any applicable accessories, including, without limitation, the retention device (each of which is more specifically described on Appendix 3), together with all current and future formulations, versions, improvements, modifications and presentations of such product by Supplier and its Affiliates from time to time; it being understood that, for clarity, (i) the Product shall not include any active pharmaceutical ingredients and (ii) in the case of any Purchase Orders by Purchaser under this Agreement, such Product as Purchaser shall specify in writing in such Purchase Order.

1.27	“Purchase Order” shall have the meaning set forth in Section 3.3.

1.28	“Purchaser” shall have the meaning set forth in the Recitals.

1.29	“Quality Agreement” shall mean that certain quality agreement entered into between the Parties in the form attached to the Distribution Agreement.

1.30	“Regulatory Approval” shall mean the approval and authorization of a Regulatory Authority that is necessary to Develop, Manufacture, distribute, sell, or market the Product.

1.31

“Regulatory Authority” shall mean a federal, national, multinational, state, provincial, or local regulatory agency, department, bureau, or other governmental entity with authority over the testing, Manufacture, use, storage, import, promotion, marketing, or sale of the Product.

1.32

“Regulatory Materials” shall mean regulatory applications, submissions, notifications, correspondences, registrations, device technical files or other filings made to or with, or other approvals granted by, a Regulatory Authority that are necessary or reasonably desirable in order to Develop, Manufacture, or otherwise Commercialize the Product.

1.33

“Requirements” shall mean, with respect to the Product, (a) the Specifications, (b) the Quality Agreement, (c) requirements of Applicable Law, (d) where applicable, compliance with GMP, and (e) as applicable, completed Labeling and packaging.

1.34	“Specifications” shall mean the specifications of the Product as described in (i) the corresponding Regulatory Materials for the Product and (ii) the Quality Agreement.

1.35	“Step-In Supply Agreements” shall mean those certain step-in supply agreements entered into between the Parties and each Third Party Manufacturer in the forms attached to the Distribution Agreement.

1.36	“Supplier” shall have the meaning set forth in the Recitals.

1.37	“Third Party” shall mean any person or entity other than Supplier, Purchaser, and their respective Affiliates and permitted successors and assigns.

1.38	“Third Party Manufacturers” shall mean the third party manufacturers set forth on Appendix 4.

1.39

“Third Party Manufacturing Agreements” shall mean the third party manufacturing agreements with each of the Third Party Manufacturers, each of which have been made available to Purchaser and shall be subject to a Step-In Supply Agreement.

Article 2
Scope

2.1

Supplier shall Manufacture, sell, and exclusively supply the Product to Purchaser in the Territory specified in the Distribution Agreement, and Purchaser shall, subject to Section 6.1, exclusively source the Product from Supplier, in accordance with the terms and conditions of this Agreement.

2.2

Supplier shall perform all its obligations under this Agreement in accordance with all Applicable Laws, and with all necessary skills and expertise, using adequate and properly qualified and experienced personnel. Purchaser also agrees to perform its obligations under this Agreement in accordance with the terms of this Section 2.2.

2.3	Except as otherwise specified in this Agreement, Supplier shall be responsible for the procurement of all materials necessary to perform its obligations under this Agreement.

Article 3
Forecasts and Purchase Orders

3.1

On a quarterly basis, not less than thirty (30) days prior to the commencement of each calendar quarter, Purchaser shall provide Supplier with a non-binding rolling demand forecast for the Product for a period of twelve (12) months (the “Forecast”), of which the first three (3) months shall be binding (the “Binding Forecast”) and the remaining nine (9) months shall be determined by Purchaser in good faith but shall be non-binding and solely for planning purposes, except that, notwithstanding anything contained herein to the contrary, (i) the Purchaser agrees that its binding orders for Products for the calendar quarter reflected in each Forecast shall equal at least [*] of the amount of the average forecast orders for Products for the first (2) calendar quarters in the immediately preceding Forecast which were non-binding and (ii) the Supplier shall have no binding obligation, in any calendar quarter, to deliver more than one hundred twenty percent (120%) of Purchaser’s forecasted orders for such calendar quarter as reflected in any previous Forecast covering such calendar quarter (the “Capped Amount”). The first Forecast is attached hereto as Appendix 3.1.

3.2

Within ten (10) business days after receipt of the Forecast, Supplier shall confirm in writing Supplier’s capability of delivering the Product in accordance with the Binding Forecast, in the absence of which such capability shall be deemed to have been confirmed by Supplier. The Forecast will not be binding on Supplier to the extent it requires quantities in excess of the permitted increases contemplated by this Article 3.

3.3

Written purchase orders for quantities of the Product (each, a “Purchase Order”) shall be sent to Supplier from Purchaser at least sixty (60) days before delivery, which Purchase Order shall also specify the delivery date (such date, the “Delivery Date”) and Delivery Point for such Purchase Order. Supplier is to confirm each order by means of a written order confirmation within seven (7) days after receipt of the Purchase Order, in the absence of which the Purchase Order shall be deemed to have been confirmed by Supplier. Supplier shall not reject Purchase Orders that are (i) in accordance with the Binding Forecast and/or (ii) consistent with the limitation on Supplier’s obligations set forth in Section 3.1 above. No Purchase Order shall modify any terms of this Agreement or contain terms inconsistent with the terms of this Agreement.

3.4

Purchaser may vary any Purchase Order by providing written notice to Supplier with Supplier consent (which consent shall not be unreasonably withheld, conditioned, or delayed) at any time up to and including one (1) month prior to the delivery; provided, however, that if Purchaser wishes to increase the ordered amount or to order amounts in excess of the Capped Amounts, Supplier shall only be obliged to use commercially reasonable efforts to timely facilitate such request.

3.5

Supplier shall maintain safety stock for the Product in the minimum amount of [*] of supply measured, as of any date, based on Purchaser’s most recently submitted Binding Forecast as calculated on an annualized basis.

3.6

In the event of any shortages of the Product, Supplier shall prioritize Manufacturing the Product for Purchaser before allocating the Product for any other use (including without limitation any permitted use of the Product by Supplier pursuant to Section 4.3 of the Distribution Agreement).

Article 4
Prices and Payments

4.1

The price set forth in Appendix 1 shall apply to the Product purchased by Purchaser. Supplier shall have the right on or after each anniversary of the Effective Date, upon not less than thirty (30) days’ advance written notice, to increase the price for the Product by an amount equal to the lower of (i) [*] or

(ii) the percentage increase in the Consumer Price Index for all Urban Consumers for Medical Care Commodities for the twelve (12) month period ending three (3) months prior to such anniversary date. A reasonable quantity of the Product shall be made available to Purchaser for Clinical Trials for the Product and shall either be (a) provided by Supplier free of charge or (b) with advance notice to Supplier, deductible by Purchaser from any amounts due to Supplier under future Purchase Orders.

4.2

Invoices and payments by Purchaser or its Affiliates shall be in U.S. Dollars, and shall be payable within thirty (30) days from receipt of the relevant invoice. Any late payments for properly invoiced amounts shall earn interest at a rate per annum equal to [*] calculated on the number of days such payments are paid after the date such payments are due. For the avoidance of doubt, no interest shall accrue on any amounts disputed in good faith under Section 4.3.

4.3

If within such thirty (30) day period, Purchaser disputes in good faith all or any portion of an invoice, Purchaser shall be required to pay only the amount not subject to good faith dispute, and, in such event, Purchaser shall notify Supplier of the amount and nature of the dispute. Any invoiced amounts not disputed within such thirty (30) day period shall be deemed to be accepted by Purchaser. The Parties will use good faith efforts to resolve any dispute regarding payments owed by Purchaser as soon as reasonably practicable, but in any event within thirty (30) days of Purchaser’s notice to Supplier of such dispute. Payment by Purchaser shall constitute acceptance of the Product for which payment is made but otherwise does not result in a waiver of any of its rights under this Agreement.

4.4

If the Supplier initiates any reasonable collection actions with respect to any past due invoice and prevails in such collection action, the Supplier shall be permitted to recover from Purchaser all Supplier’s out-of-pocket collection costs, including reasonable attorney’s fees.

4.5

In addition to all other rights and remedies of the Supplier hereunder, no earlier than twenty (20) business days following written notice from Supplier to Purchaser, Supplier may cease supplying Product hereunder during any period in which the Purchaser is delinquent in any obligation to pay for Products sold to it hereunder that is not being disputed by the Purchaser.

Article 5

Deliveries

5.1

Unless otherwise agreed between the Parties in writing, Supplier shall deliver Products on the Delivery Date to the single address designated by Purchaser [*], in accordance with the Quality Agreement and Purchaser’s written instructions, as shall be delivered by a carrier determined by INVO in its commercially reasonable judgment. Supplier shall include in each shipment an invoice and a Certificate of Analysis and shall, at the same time, provide Purchaser with copies thereof and any other documentation reasonably required to be delivered to Purchaser. Upon prior written notice to Supplier, Purchaser may make reasonable modifications to the packing specifications of the Product, and Purchaser shall provide Supplier with any necessary graphics, artwork, templates, or designs in connection with such modifications; it being understood and agreed that all such costs shall be borne solely by Supplier.

5.2

Supplier acknowledges that timely delivery of Product ordered in accordance with the terms of this Agreement is of the essence. Supplier’s delivery performance shall be measured based on the key performance indicator described in Appendix 2, and the Parties shall review Supplier’s performance on a quarterly basis. Supplier shall compensate Purchaser for underperformance in accordance with Appendix 2.

In the event Supplier becomes aware that it may for any reason not meet the confirmed Delivery Date, Supplier shall promptly and without delay inform Purchaser in writing and provide a new proposed delivery date which shall be as soon as practicable after the initially confirmed Delivery Date. In the event that urgent air shipment of Product is required to meet the Delivery Date confirmed by Supplier to Purchaser, Supplier shall bear all fees and expenses related to such air shipment.

Article 6
Step-In Supply Rights

6.1

If Supplier is unable to supply the Product in a timely manner for any reason, not caused by breach by Purchaser under this Agreement or by Force Majeure, and Supplier is unable to cure the deficiency or provide an alternate supplier within sixty (60) days following the requested Delivery Date, pursuant to the terms and conditions of the Step-In Supply Agreements, Purchaser shall have the right to order the Product directly from any Third Party Manufacturer as described in each applicable Step-In Supply Agreement. If Purchaser orders the Product directly under the Step-In Supply Agreement, Purchaser will pay to Supplier the positive difference, if any, between the then-existing Product Price and the price paid to the Third Party Manufacturer. After any exercise by Purchaser of purchased rights under a Step-In Supply Agreement, Purchaser will supply Product sales reports to Supplier on a quarterly basis for as long as the Purchaser continues to exercise its rights under the Step-In Supply Agreement. The Step-In Supply Agreement shall automatically terminate upon termination of the Distribution Agreement.

Article 7

Intellectual Property

7.1

Except as is necessary for the proper performance of this Agreement by the Parties, or as is set out herein, no license, express or implied, is granted by this Agreement by either Party to the other under any of their respective Intellectual Property Rights.

7.2

Nothing in this Agreement shall transfer to Supplier any Intellectual Property Rights of Purchaser, unless explicitly stated herein. Supplier is not permitted to use any Intellectual Property Rights of Purchaser except to the extent required by Supplier to perform its obligations under this Agreement, and in such event such right shall terminate immediately upon termination or expiry of this Agreement for any reason. Supplier may not permit any Third Party (other than its Affiliates) to use or operate under any Intellectual Property Rights of Purchaser without Purchaser’s prior written approval.

7.3

Nothing in this Agreement shall transfer to Purchaser any Intellectual Property Rights of Supplier, unless explicitly stated herein. Purchaser is not permitted to use any Intellectual Property Rights of Supplier except to the extent required by Purchaser to perform its obligations under this Agreement (such rights to terminate immediately upon termination or expiry of this Agreement for any reason), or to use Product purchased from Supplier.

Article 8
Confidentiality

8.1

In the course of their activities pursuant to this Agreement, the Parties anticipate that they may disclose confidential information to one another and, accordingly, both Parties agree that the confidentiality provisions set forth in Article 12 of the Distribution Agreement shall apply as to such confidential information as if set forth in, and applicable to, this Agreement.

Article 9
Product Quality

9.1	Product supplied by Supplier to Purchaser pursuant to this Agreement shall be Manufactured in accordance with the Requirements and shall meet the agreed Specifications.

9.2

In the event that any quantity of Product delivered to Purchaser pursuant to this Agreement fails to satisfy the Requirements (any such quantity of Product, the “Nonconforming Product”), the Purchaser may reject the Nonconforming Product by giving notice to Supplier within thirty (30) days of Purchaser’s receipt of such Nonconforming Product, or, in the case of a latent defect, within thirty (30) days of Purchaser’s discovery of such latent defect. If timely notice of rejection is not provided, Purchaser shall be deemed to have accepted the Product supplied by Supplier to Purchaser pursuant to this Agreement. Any notice of rejection must specify the manner in which the Nonconforming Product failed to meet the Requirements or is otherwise defective. With respect to the Nonconforming Product, Purchaser may require Supplier, upon receipt of such written notification from Purchaser, to replace the Nonconforming Product as soon as is reasonable under the circumstances and pay all freight and duty with respect to such replacement. In the event of any dispute as to whether any quantity of Product delivered to Purchaser fails to meet the Requirements or is otherwise defective, and such dispute is not resolved by mutual agreement of the Parties within ten (10) days of Purchaser’s notice of rejection (the “Product Replacement Period”), such dispute shall be resolved by an independent testing organization acceptable to both Supplier and Purchaser. The Party against which the independent testing organization decides shall pay the costs of the assessment by the independent testing organization. The Nonconforming Product, or the defective or nonconforming portion thereof, will be disposed of by Purchaser or will be returned to Supplier, in each case, at Supplier’s expense and as instructed by Supplier. If Supplier fails to provide Purchaser written notice of such instruction within fifteen (15) days following the end of the Product Replacement Period (as extended for any review by any independent testing organization), Purchaser shall have the right, but not the obligation, to dispose of the Nonconforming Product at Supplier’s expense. For purposes of this Section 9.2, “latent defect” shall mean a defect in the Product caused by Supplier that renders the Product not usable in the ordinary course of Purchaser’s business or not fit for its intended purpose and that is not identifiable by basic examination of such Product.

9.3

The Parties agree that all Product delivered to Purchaser shall at the time of delivery have a shelf life of [*] remaining unexpired. If the remaining shelf life is less than [*], Supplier shall deliver such Product only after written acceptance by Purchaser.

9.4

In the event of relevant complaints or a recall, Purchaser shall notify Supplier, and Supplier shall, at Purchaser’s request, supply Purchaser with all support and information reasonably required for the investigation of such complaints or recall as well as other material concerns with respect to the quality of Products. In the case of recall which is subject to indemnification by Supplier under Article 13, Supplier will reimburse Purchaser for any out-of-pocket cost reasonably expended by Purchaser to effect the recall and the replacement of the Product without charge. Purchaser will be responsible for interfacing with the customer and promptly providing the customer information to Supplier. If such complaint or recall is the result of Purchaser’s failure of performance under this Agreement, Purchaser shall reimburse Supplier for costs incurred by Supplier in connection with such compliant or recall as and to the extent any Damages are the result of Purchaser’s failure of performance.

9.5

Each Party shall notify the other Party of any regulatory action taken anywhere concerning the safety of the Product within two (2) days of the action being taken and shall provide the other Party with complete information concerning the action. In the event of any recall for any reason, Supplier shall fully cooperate with Purchaser in accordance with Section 9.4.

9.6

Supplier shall not (i) make any revisions to the Specifications with respect to the Product, (ii) except in accordance with the Third Party Manufacturing Agreements, outsource the Manufacturing of the Product or any portion thereof, (iii) make any changes to the Facility which requires revisions to the Regulatory Approval for the Product or related Regulatory Materials as required by Applicable Law; or (iv) make any changes to the Third Party Manufacturing

Agreements, in the case of (i), (ii), (iii), and (iv) above, without the prior written consent of Purchaser; provided, however, that such consent shall not be unreasonably withheld, conditioned, or delayed if such modification or change does not violate any Applicable Laws, adversely impact the performance of the Product, or adversely impact the price of the Product. In the event that any such modification or change requires notice to or approval from a Governmental Authority (i) such modification or change shall not be made until the approval is obtained or notice is given and (ii) the Parties agree to reasonably cooperate at their own expense to effectuate such notice or approval.

9.7

In the event that Purchaser requests a modification to the Specifications, Purchaser shall notify Supplier of the proposed modification, and Supplier shall consider the proposed modification in good faith, which shall include the consideration of the impact of such modification on the Product sold by Supplier to Purchaser and other Third Parties. If Purchaser is willing to pay for all costs related to the proposed modification (including without limitation obtaining necessary governmental approvals), the Supplier’s consent to such proposed modification shall not be unreasonably withheld or delayed.

Article 10
Audits

10.1

Purchaser, at its own cost, not more frequently than once each calendar year may carry out inspections of the premises, equipment and procedures of Supplier and/or any Third Party Manufacturer, as applicable, to ascertain that the Product is Manufactured in compliance with GMP and other regulations applicable to the Manufacture of Product under this Agreement, as well as the terms and conditions of this Agreement. Purchaser may either conduct such audit itself or with the assistance of an external expert or auditor bound by standard confidentiality obligations. Supplier and/or each Third Party Manufacturer, as applicable, warrants the auditors’ free access to the relevant premises and equipment. The Parties understand and agree that, in the event of any conflict between this Article 10 and the Quality Agreement, the terms and conditions of the Quality Agreement shall control.

10.2

Supplier and/or any Third Party Manufacturer, as applicable, having been informed at least fifteen (15) days before the audit is due to take place of the identity of the auditors, together with the exact times and dates and the form that it is to take, will offer all reasonable assistance in the conduct of the audit. Notwithstanding the aforesaid, where Purchaser has material concerns regarding the Product’s quality, Purchaser upon written notice to the Supplier detailing the basis for the material concerns may organize an audit and inform Supplier and/or any Third Party Manufacturer, as applicable, of its decision to do so with three (3) business days’ notice. Each such audit shall be conducted during Supplier’s and/or any Third Party Manufacturer’s, as applicable, normal business hours and while Product is being Manufactured. All persons performing the audit shall comply with the reasonable workplace rules of the facility being audited.

10.3

After the completion of each audit, Purchaser shall send Supplier and/or any Third Party Manufacturer, as applicable, an audit report detailing any discrepancies identified. Supplier and/or any Third Party Manufacturer, as applicable, shall within thirty (30) days of receipt of the report, or where appropriate sooner, respond to Purchaser on the conclusions of the report, and shall, at its own expense, implement all corrective measures reasonably required to Manufacture and supply Product in accordance with the Requirements.

10.4

In the event that an audit or inspection is required by a Third Party, such as a Governmental Authority, concerning the Product, Purchaser, Supplier, and/or any Third Party Manufacturer, as applicable, agree to give each other such notice as is reasonably practicable of any such audit or inspection, and shall grant either Purchaser, Supplier, and/or any Third Party Manufacturer, as applicable, such access to data, personnel or facilities as may be reasonably necessary to comply with such audit or inspection.

10.5

Supplier and/or any Third Party Manufacturer, as applicable, shall promptly notify Purchaser of any FDA notices of violation or deficiency letters or other FDA inspection reports relating to the Product or facilities used by Supplier and/or any Third Party Manufacturer, as applicable, in the Manufacture of the Product. Supplier and/or any Third Party Manufacturer, as applicable, shall promptly deliver (within two (2) Business Days) to Purchaser all reports, data, information, and correspondence received from the FDA or any other Regulatory Authority with respect to the Product and any GMP issues relating thereto and any written response, information, data, or correspondence delivered by Supplier and/or any Third Party Manufacturer, as applicable, to the FDA or other Regulatory Authority with respect to the Product.

Article 11
Representations and Warranties

11.1	Supplier represents and warrants that:

i)	it has the corporate authority to enter into this Agreement and to perform its obligations hereunder;

ii)	it is not subject to any legal, contractual, or regulatory restriction, limitation, or conditions that may affect adversely its ability to perform hereunder;

iii)	it has the right to Manufacture and deliver Products to Purchaser as contemplated hereby;

iv)	the Product shall be Manufactured in conformity with the Requirements, and shall be free from material defects;

v)	the ingredients and materials used to Manufacture Product shall be in conformity with the Requirements and free from material defects;

vi)	the equipment and Facility used to Manufacture the Product shall meet the Requirements and inspection criteria regarding the testing, packaging, and storage of the Product;

vii)	it has delivered to Purchaser true, correct, and complete copies of the Third Party Manufacturing Agreements; and

viii)	it will perform its obligations under this Agreement in accordance with all Applicable Laws.

No agent, employee or other representative of Supplier has the right to modify or expand Supplier’s warranty applicable to the Product or to make any representations or warranties other than those warranties set forth in this Section 11.1, and if made, should not be relied upon by Purchaser and will be of no force or effect hereunder. Purchaser is solely responsible for making its own independent determination whether the Product and the Specifications will suit its needs and intended uses (even if Supplier is aware of Purchaser’s needs and intended uses), and Purchaser acknowledges that is does not rely upon, and will not rely upon any representations or warranty of Supplier, except for the warranties set forth in this Section 11.1.

11.2	Purchaser represents and warrants that:

i)	it has the corporate authority to enter into this Agreement and to perform its obligations hereunder;

ii)	it is not subject to any legal, contractual, or regulatory restriction, limitation, or conditions that may affect adversely its ability to perform hereunder;

iii)	it will not directly or indirectly during the Term distribute, market, promote or offer for sale the Product outside of the Territory specified in the Distribution Agreement; and

iv)	it will perform its obligations under this Agreement in accordance with all Applicable Laws.

No agent, employee or other representative of Purchaser has the right to modify or expand Purchaser’s warranty applicable to the Product or to make any representations or warranties other than those warranties set forth in this Section 11.2, and if made, should not be relied upon by Supplier and will be of no force or effect hereunder. Supplier acknowledges that it does not rely upon, and will not rely upon any representations or warranty of Purchaser, except for the warranties set forth in this Section 11.2.

11.3

The Parties are not authorized to and shall not incur any liability for which the other Party may become directly, indirectly, or contingently liable, nor shall they, except as explicitly provided in this Agreement, hold themselves out as having authority to represent or act on behalf of the other Party in any capacity

11.3	whatsoever, nor shall the relationship between the Parties be construed as a co-partnership, joint venture, or principal-agent relationship.

11.4

EACH OF THE PARTIES UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER ANCILLARY AGREEMENT, NEITHER PARTY MAKES ANY EXPRESS REPRESENTATIONS OR WARRANTIES, AND NO REPRESENTATION OR WARRANTY SHALL BE IMPLIED UNDER THIS AGREEMENT OR AT LAW, WITH RESPECT TO THIS AGREEMENT, THE PRODUCT, OR OTHER SERVICES HEREUNDER OR OTHERWISE, INCLUDING WARRANTIES OF HABITABILITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, NON-INFRINGEMENT, VALIDITY AND ENFORCEABILITY, AND ALL OTHER WARRANTIES ARISING UNDER THE UNIFORM COMMERCIAL CODE (OR SIMILAR FOREIGN LAWS).

Article 12
Insurance

12.1

Supplier and Purchaser shall carry commercially reasonable insurance to cover their respective activities and liabilities under this Agreement, and shall upon the other Party’s request supply documentation confirming the same.

Article 13
Liability and Indemnification

13.1

NOTWITHSTANDING THE FOREGOING, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES SUFFERED BY EITHER PARTY UNDER THIS AGREEMENT, EXCEPT TO THE EXTENT THE DAMAGES RESULT FROM A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS, GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR ARE PAYABLE IN CONNECTION WITH A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS Article 13 FOR LIABILITY OWED TO THIRD PARTIES.

13.2	Indemnification by Supplier.

(a)

Supplier shall indemnify and hold harmless Purchaser and its Affiliates and their respective directors, officers, employees and agents from and against any and all Damages, arising out of or resulting from any claim, demand, action, suit or proceeding brought by a Third Party (collectively, a “Claim”) based upon or arising from: (i) any bodily injury, death or property damage resulting from any actual or alleged defect in the Manufacture of the Product or from the failure of the Product to conform to the Requirements; (ii) any breach by Supplier of any of its representations, warranties or obligations under this Agreement; (iii) any violation by Supplier of Applicable Laws; or (iv)

any gross negligence or willful act or omission of Supplier or its Affiliates or subcontractors or any of their respective employees or agents relating to the activities in connection with this Agreement.

(b)

Purchaser shall give Supplier prompt written notice of any Claim with respect to which Supplier’s indemnification obligations apply, but any delay or failure of such notice shall not excuse Supplier’s indemnification obligations except to the extent that Supplier’s legal position is actually and materially prejudiced thereby. Supplier shall have the right to assume and control the defense and settlement of any Claim; provided, however, that following conditions must be satisfied: (i) Supplier must provide to Purchaser written acknowledgement to Purchaser of Supplier’s obligation to indemnify Purchaser hereunder against Damages that may result from the Claim, and (ii) the Claim does not include damages other than monetary damages for which indemnity hereunder is available, (iii) the Claim does not relate to or arise in connection with any criminal proceeding, action, indictment, criminal allegation or investigation, and (iv) if requested by Purchaser, Supplier has reasonably demonstrated Supplier’s financial ability to pay for the defense of such Claim and to satisfy the full amount of any Damages that may result from such Claim. Purchaser shall have the right to participate in the defense of the Claim at its own expense, but in any event shall cooperate with Supplier in the investigation and defense of the Claim.

(c)

If Supplier is entitled to, and does, assume and control the defense and settlement of any Claim with respect to which its indemnification obligations apply, then Supplier shall not settle such Claim without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless (i) the sole relief provided in such settlement is monetary in nature and shall be paid in full by Supplier and (ii) such settlement does not include any finding or admission of a violation by Purchaser of any Applicable Laws or Third Party’s rights.

13.3	Indemnification by Purchaser.

(a)

Purchaser shall indemnify and hold harmless Supplier and its Affiliates and their respective directors, officers, employees and agents from and against any and all Damages, arising out of or resulting from any Claim based upon or arising from: (i) any breach by Purchaser of any of its representations, warranties or obligations under this Agreement; (ii) any violation by Purchaser of Applicable Laws; (iii) any Claim arising out of the marketing, service, distribution or alteration of the Product by Purchaser or its Affiliates (as and to the extent not involving any breach or indemnity obligation by Supplier under this Agreement or the Distribution Agreement) or (vi) any gross negligence or willful act or omission of Purchaser or its Affiliates or any of their respective employees or agents relating to the activities in connection with this Agreement.

(b)

Supplier shall give Purchaser prompt written notice of any Claim with respect to which Purchaser’s indemnification obligations apply, but any delay or failure of such notice shall not excuse Purchaser’s indemnification obligations except to the extent that Purchaser’s legal position is actually and materially prejudiced thereby. Purchaser shall have the right to assume and control the defense and settlement of any such Claim; provided, however, that following conditions must be satisfied: (i) Purchaser must provide to Supplier written acknowledgement to Supplier of Purchaser’s obligation to indemnify Supplier hereunder against Damages that may result from the Claim, and (ii) the Claim does not include damages other than monetary damages for which indemnity hereunder is available, (iii) the Claim does not relate to or arise in connection with any criminal proceeding, action, indictment, criminal allegation or investigation, and (iv) if requested by Supplier, Purchaser has reasonably demonstrated Purchaser’s financial ability to pay for the defense of such Claim and to satisfy the full amount of any Damages that may result from such Claim. Supplier shall have the right to participate in the defense of the Claim at its own expense, but in any event shall cooperate with Purchaser in the investigation and defense of the Claim.

(c)

If Purchaser is entitled to, and does, assume and control the defense and settlement of any Claim with respect to which its indemnification obligations apply, then Purchaser shall not settle such Claim without Supplier’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless (i) the sole relief provided in such settlement is monetary in nature and shall be paid in full by Purchaser and (ii) such settlement does not include any finding or admission of a violation by Supplier of any Applicable Laws or Third Party’s rights.

Article 14
Term and Termination

14.1	This Agreement shall become effective on the Effective Date and shall remain in full force and effect until the termination of the Distribution Agreement.

14.2

Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination, and Articles Article 8, Article 13, Article 16, and Article 17 shall survive termination of this Agreement.

14.3

In the event of any termination of this Agreement (except for any termination resulting from Purchaser’s default or the expiration of the Term of the Distribution Agreement), Purchaser shall have the right but not the obligation to purchase all usable stock of Product which was Manufactured for Purchaser (based upon the pricing terms set forth in Article 4).

Article 15
Force Majeure

15.1

Neither Party shall be held liable or responsible to the other Party, nor be deemed to have defaulted under or breached the Agreement for failure or delay in fulfilling or performing any term of the Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party including but not limited to fires, earthquakes, floods, embargoes, wars, acts of war (whether war is declared or not), insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances, transportation delays, inability to secure fuel, raw materials or key components necessary for the manufacture of the Product, or acts, omissions or delays in acting by any Governmental Authority or other party (“Force Majeure”).

Article 16
Governing Law and Dispute Resolution

16.1

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding any rules of conflicts of laws that would apply the substantive laws of any other jurisdiction. The Parties agree to exclude the applicability of the provisions of the United Nations Convention on Contracts for the International Sale of Goods.

16.2

Any dispute, controversy or claim arising out of or in relation to this Agreement, including the validity, invalidity, breach or termination thereof, shall be resolved by litigation as contemplated by Section 15.3 of the Distribution Agreement as if such provisions were set forth in, and applicable to, this Agreement.

Article 17
Miscellaneous

17.1

All notices, claims or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, when sent by facsimile or electronic transmission, or one (1) or two (2) business days after being sent to the recipient by reputable overnight or two (2) day courier service (charges prepaid), as applicable. Such notices, claims and other communications shall be sent to the addresses of Purchaser and Supplier first indicated above or to such other address or to the attention of such other Person as the recipient Party has specified by prior written notice to the sending Party. All notices, claims and other communications hereunder may be given by any other means (including telecopy), but shall not be deemed to have been duly given unless and until it is actually received by the intended recipient.

17.2

Neither Party shall assign its rights or obligations under the Agreement, in whole or in part, by operation of law or otherwise without the prior written consent of the other Party. Notwithstanding anything to the contrary contained herein, either Party may assign its rights and obligations under the Agreement to an Affiliate without the prior consent of the other Party; provided, that the assignor shall remain liable for all such obligations under this Agreement and provide written notice to the other Party of such assignment, and assignee agrees in writing to assume and be bound by the terms and conditions of this Agreement. Any purported assignment in violation of this Section shall be null and void. This Agreement is binding on and inures to the benefit of the Parties and their respective permitted successors and permitted assigns.

17.3

Except as required by Applicable Laws or as permitted below, Supplier agrees not to (i) disclose the identity of Purchaser, its Affiliates or their personnel as a customer, former or prospective customer of Supplier, (ii) disclose the existence and content of the Agreement provided hereunder, or (iii) use any trade name, trademark, service mark, logo or symbol of Purchaser or its Affiliates, in all such cases without the prior written approval of Purchaser. Supplier shall be permitted to disclose this Agreement to potential investors and lenders provided that they agree to maintain its terms as confidential.

17.4

Supplier shall not change, alter, or retain subcontractors or change or alter the Third Party Manufacturers or amend any agreements with such subcontractors or Third Party Manufacturers applicable to the Product being distributed in the Territory without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed), unless change is required to comply with Applicable Laws.

17.5

No change, modification, extension, termination or waiver of this Agreement, or any of the provisions contained therein, shall be valid unless made in writing and signed by duly authorized representatives of both Parties.

17.6

This Agreement and the Appendices hereto, together with the Distribution Agreement embody the entire understanding between the Parties and supersede any prior understanding and agreements between and among them respecting the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between the Parties hereto relating to the subject matter of the Agreement which are not fully expressed herein.

17.7

Any of the provisions of the Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of the Agreement in any other jurisdiction.

17.8

The waiver by either Party hereto of any right hereunder or the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

17.9	INVO and Bio X Cell hereby covenant and agree that each shall be responsible for and shall cause its Affiliates to perform all of the obligations as the Supplier under this Agreement.

17.10

The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be exchanged in PDF or other electronic format.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the dates set forth below and effective as of the Effective Date.

FERRING INTERNATIONAL CENTER S.A.

By: _________________________

Name: ___________________

Title: ____________________

Date: ____________________

By: _________________________

Name: ___________________

Title: ____________________

Date: ____________________

INVO BIOSCIENCE, INC.

By: _________________________

Name: ___________________

Title: ____________________

Date: ____________________

BIO X CELL, INC.

By: _________________________

Name: ___________________

Title: ____________________

Date: ____________________

APPENDIX 1
PRODUCT PRICE

Product Prices

The price for the Product will be [*].

INVO Retention Device: [*].

Product samples: [*].

APPENDIX 2
KEY PERFORMANCE INDICATOR

On Time in Full (OTIF)

Purpose

To measure the percentage of order lines delivered On Time In Full to the agreed point of delivery by the confirmed delivery date.

Definition:

The number of order lines received On Time (with a +/- 5 calendar days tolerance compared to the confirmed delivery date) and In Full (volumes delivered as per the order confirmation – with a +/- 5% quantity tolerance per order line), as a percentage of the total number of order lines expected per month based on the confirmed delivery dates.

Unit of Measurement:

Percent (%)

OTIF Target:

99%

Review:

Quarterly for the preceding quarter

Compensation:

Supplier shall compensate Purchaser, by means of a credit note, as follows in the event the actual OTIF is below the OTIF Target:

OTIF %	% of Value of Orders Delivered in the Quarter concerned
Between 99 and 95	[*]
Between 94 and 85	[*]
Between 84 and 75	[*]
Below 74	[*]

If the actual OTIF in a quarter is between 100 and 99, Purchaser agrees to pay invoices for orders delivered in the subsequent quarter within 15 days instead of 30 days as per Section 4.2.

APPENDIX 3
PRODUCT DESCRIPTION

The INVOcell is an Intravaginal Culture System. An intravaginal culture system is a prescription device intended for preparing, holding, and transferring human gametes or embryos during intravaginal in vitro fertilization or intravaginal culture procedures.

The INVOcell Culture Device (FG-002) is a two-part assembly enclosed in two separate packages. One package contains the inner chamber. The second package contains the top and bottom parts of the outer vessel.

The inner vessel holds culture medium, eggs and sperm, or ICSI fertilized embryos. In an INVOcell procedure, the inner vessel is placed into the outer vessel, which provides additional resistance to contamination. Following the loading of gametes or embryos, the INVOcell Culture Device is assembled and placed in the vaginal cavity for 72 hours (3-days) to allow for embryo development.

The INVOcell Retention Device (P-017) is a single-use, medical grade silicone device that is similar in shape and material to a diaphragm or menstrual cup. The Retention Device has holes to allow for natural drainage of vaginal fluids. The Retention Device is placed into the vaginal cavity with the INVOcell Culture Device to ensure that the INVOcell Culture Device is retained in the vaginal cavity for 72 hours (3-days). The retention device comes in 1 size: 70mm.

APPENDIX 3.1
FIRST FORECAST

	[*]	[*]	[*]	[*]
INVOcell devices	[*]	[*]	[*]	[*]
Retention devices	[*]	[*]	[*]	[*]
INVOcell samples	[*]

APPENDIX 4
THIRD PARTY MANUFACTURERS

Vendor Type	Contact Information	Components or Service Provided
[*]	[*]	[*]
[*]	[*]	[*]
[*]	[*]	[*]
[*]	[*]	[*]